October 1, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, DC 20549
Attention:	Jordan Nimitz
Tim Buchmiller

Re:	Boon Industries, Inc.
Registration Statement on Form 10-12G
Filed August 12, 2021
File No. 000-56325
Notice of Withdrawal

Ladies and Gentlemen:

Boon Industries, Inc. (the “Company”) hereby withdraws the above-referenced Registration Statement (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2021, and has not yet become effective pursuant to the provisions of Section 12(g)(1) of the Securities Exchange Act of 1934, as amended.

As discussed with the Commission, the Company intends to file a new Form 10 registration statement that is responsive to the staff’s comments on the Registration Statement.

Sincerely,

Boon Industries, Inc.

By:	/s/ Justin Gonzalez
Justin Gonzalez, Chief Executive Officer